SCHEDULE A

to the

INVESTMENT SUB-ADVISORY AGREEMENT

made as of the l6th day of June, 2026 by and among

Praxis Investment Management, Inc., Praxis Funds and Vident Advisory, LLC

(“Sub-Advisory Agreement”)

The following table specifies, for each Fund, the “sub-advisory fee rate” as that term is used in paragraph 4 of the Sub-Advisory Agreement, effective beginning on the date determined in accordance with paragraph 8 of the Sub-Advisor Agreement as listed below.

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee on a per Fund basis, computed daily at an annual rate based on the greater of (1) the minimum fee or (2) the daily net assets of the respective Fund in accordance with the following fee schedule:

Name of Fund	Sub-Advisory Fee Rate	Effective Date
Praxis Impact Large Cap Value ETF*	0.04% on the first $250 million in assets, 0.035% on the next $250 million in assets, 0.030% on all assets thereafter, with a $30,000 annual minimum.	02/22/2025
Praxis Impact Large Cap Growth ETF*
Praxis Impact International ETF*	0.055% on the first $250 million in assets, 0.050% for all assets between $250 million and $500 million, 0.045% for all assets above $500 million with a $45,000 annual minimum.	06/16/2026

For the purposes of calculating the Sub-Adviser’s fee for Praxis Impact Large Cap Value ETF and Praxis Impact Large Cap Growth ETF, the assets of the Funds will be aggregated once each Fund exceeds its respective minimum fee.

The fee of the Sub-Adviser will accrue and be payable monthly in arrears. The Adviser will pay the Sub-Adviser the amount payable pursuant to any invoice not later than: (i) ten (10) days after the last day of the month during which the services for the payment of which the fee is payable were rendered; or (ii) ten (10) days after receipt by the Adviser of the Sub-Adviser’s invoice with respect to that month.

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to the Sub-Advisory Agreement to be executed as of this 16th day of June, 2026.

Praxis Investment Management, Inc.

By:	/s/ Katherine J. Glick Miller
Name:	Kathy Glick Miller
Title:	Assistant Secretary

Praxis Funds

By:	/s/ Chad M. Horning
Name:	Chad M. Horning
Title:	President

Vident Advisory, LLC

By:	/s/ Amrita Nandakumar
Name:	Amrita Nandakumar
Title:	President